PROCESSED
APR 1 2 2002
THOMSON FINANCIAL

SECU[...] 02021810 [...] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 052657

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 2 9 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ExPrss Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Lafayette
(No. and Street)

Aliso Viejo (City) California (State) 95656 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Britko (949) 916-5055
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Britko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ExPrss Securities, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 28th day of March, 2002

Andrea L. Adams
Notary Public

Signature

CFO, VP
Title

ANDREA L. ADAMS
COMMISSION #1290298
Notary Public - California
LOS ANGELES COUNTY
My Commission Expires
JANUARY 12, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
ExPrss Securities, Inc.

I have audited the accompanying statement of financial condition of ExPrss Securities, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ExPrss Securities, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 1, 2002

NORTHRIDGE OFFICE PLAZA

ExPrss Securities, Inc.
Statements of Financial Condition
December 31, 2001

Assets

Cash	$ 57,201
Accounts receivable	14,541
Clearing deposit	9,118
Organization costs, net	2,856
Total assets	$ 83,716

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable	$ 2,383
Income taxes payable	1,633
Salaries payable	57,210
Total liabilities	61,226
Stockholders' equity	
Common stock, no par value, 2,000 shares authorized, 200 issued and outstanding	17,000
Retained earnings	5,490
Total stockholders' equity	22,490
Total liabilities & stockholders' equity	$ 83,716

The accompanying notes are an integral part of these financial statements.

ExPrss Securities, Inc.
Statement of Income
For the Year Ended December 31, 2001

Revenues	
Commissions	$ 183,744
Management fees	208,631
Interest	2,225
Total revenue	394,600
Expenses	
Employee compensation and expenses	230,279
Commissions	103,223
Occupancy and equipment rental	16,435
Taxes, licenses, & fees, other than income	5,190
Other expenses	32,350
Total expenses	387,477
Income before income tax provision	7,123
Income tax provision	
Income tax provision	1,633
Total income tax provision	1,633
Net income	$ 5,490

The accompanying notes are an integral part of these financial statements.

ExPrss Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Common Stock	Retained Earnings (Deficit)	Total
Balance, at December 31, 2000	$ 17,000	$ –	$ 17,000
Net income (loss)	–	5,490	5,490
Balance, at December 31, 2001	$ 17,000	$ 5,490	$ 22,490

The accompanying notes are an integral part of these financial statements.

ExPrss Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flow from operating activities		
Net income		$ 5,490
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	$ 714	
(Increase) decrease in:		
Accounts receivable	(14,541)	
Clearing deposit	(9,118)	
(Decrease) increase in:		
Accounts payable	2,383	
Accrued expenses	57,210	
Income taxes payable	1,633	
Total adjustments		38,281
Net cash provided by operating activities		43,771
Cash flows from investing activities		–
Cash flows from financing activities		–
Net increase in cash		43,771
Cash at the beginning of the year		13,430
Cash at the end of the year		$ 57,201

Supplemental disclosure of cash flow information

Cash paid during the period ended December 31, 2001	
Income taxes	$ –
Interest	$ –

The accompanying notes are an integral part of these financial statements.

ExPrss Securities, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2001

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

ExPrss Securities, Inc. (the "Company") was formed on April 28, 2000 in the state of New Hampshire and commenced operations on May 3, 2001 in the business of securities brokerage and investment counseling. The Company is 50% owned by Kevin D. Britko and 50% owned by Matthew H. Lee. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Based upon the income reported, the commissions earned from the sales of stocks, mutual funds and investment company shares represent the major portion of the business.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis.

Trade receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has elected to amortize its organization costs over a five (5) year period. The amortization expense for the year ended December 31, 2001 was $714.

ExPrss Securities, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2001

Note 2: INCOME TAXES

The current tax provision consists of the following:

Federal	$ 1,068
State	565
	$ 1,633

Note 3: MANAGEMENT FEES & RELATED PARTY TRANSACTIONS

The $208,631 in management fees is a related party transaction. The two (2) shareholders redirected commissions earned individually to the Company.

Note 4: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $19,634 exceeded the minimum net capital requirement by $11,981; and the Company's ratio of aggregate indebtedness ($61,226) to net capital was 3.12 to 1, which is less than the 8 to 1 maximum ratio required of a first year Broker/Dealer.

ExPrss Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital

Stockholders' equity		
Common stock	$ 17,000	
Retained earnings	5,490	
Total stockholders' equity		$ 22,490
Add:		
Total additions		-
Total capital		22,490
Less:		
Non allowable assets		
Organization cost, net	(2,856)	
Net adjustments		(2,856)
Net Capital		19,634
Computation of net capital requirements		
Minimum net capital requirements		
12.5 percent of net aggregate indebtedness	$ 7,653	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		7,653
Excess net capital		$ 11,981
Percentage of aggregate indebtedness to net capital	3.12:1	

There was a $1,234 difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2001.

Net capital per unaudited FOCUS	$ 21,256
Adjustments:	
Interest income	11
Income tax provision not booked	(1,633)
Net capital per audit	$ 19,634

See independent auditor's report

ExPrss Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2001

A computation of reserve requirement is not applicable to ExPrss Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

ExPrss Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to ExPrss Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report